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SECt ... SSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLYMOUTH REAL ESTATE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET
(No. and Street)

BOSTON	MASSACHUSETTS	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY WITHERELL — (617) 340-3826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALSH, JASTREM & BROWNE, LLP
(Name – *if individual, state last, first, middle name*)

155 SEAPORT BOULEVARD	BOSTON	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/31/14

OATH OR AFFIRMATION

I, JEFFREY WITHERELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLYMOUTH REAL ESTATE CAPITAL, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public My Commission expires 5/3/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLYMOUTH REAL ESTATE CAPITAL, LLC
(SEC I.D. # 8-68411)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

WITH INDEPENDENT AUDITORS' REPORT

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

PLYMOUTH
REAL ESTATE CAPITAL

SEC
Mail Processing
Section

February 28, 2014

MAR 04 2014

Washington DC
405

Via UPS Express Mail

SEC Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Plymouth Real Estate Capital, LLC; SEC File #8-68411
Audited Financial Statement Submission - 2013

Dear Sir/Madam:

In connection with our the annual audit of the referenced Broker Dealer entity, and pursuant to Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5), enclosed please find two complete sets of the audited financial statements with supplementary information, both of which contain manually executed and notarized Forms X17A-5 Part III, with Oath & Affirmation and manually signed Accountant's Opinion. I am enclosing two each of the separately bound Confidential Report a well as the report designated for "Public" inspection.

I am simultaneously filing these financial statements with the Boston District Office as well.

Should you have any questions or require further information please do not hesitate to contact me. My direct line is 617-340-6343.

Very truly yours,

Anne A. Hayward
General Counsel

PLYMOUTH REAL ESTATE CAPITAL, LLC

TABLE OF CONTENTS

wjb

Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

Seaport West
155 Seaport Boulevard
Boston, MA 02210
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member of Plymouth Real Estate Capital, LLC:

We have audited the accompanying statement of financial condition of Plymouth Real Estate Capital, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also include evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Plymouth Real Estate Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Walsh, Jastrem & Browne, LLP

February 27, 2014

PLYMOUTH REAL ESTATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS:		
Cash	$	28,444
Accounts receivable		3,750
Receivable from affiliate		7,290
Prepaid expenses		23,053
Other assets		2,592
Total assets		65,129
LIABILITIES:		
Accounts payable		2,500
Payable to affiliate		4,380
Total liabilities		6,880
MEMBERS' EQUITY	$	58,249

See notes to statement of financial condition.

PLYMOUTH REAL ESTATE CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Plymouth Real Estate Capital, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company. The Company's principal business is participating in and facilitating the distribution of securities of investment products sponsored by Plymouth Group Real Estate LLC.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes – No provisions have been made in the financial statements for Federal or State income taxes because the Company's members are responsible for the payment of such taxes on their respective shares of the Company's income. Prior to 2013, the Company was a disregarded entity for Federal and State income tax purposes. As such, all taxable income (loss) for prior years was reflected on the tax returns of the Managing Member.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and an affiliate Plymouth Real Estate Investors, LLC (the "Affiliate") entered into an expense sharing agreement in August, 2011. The agreement provides for sharing of occupancy expenses between the Company and the Affiliate. $4,380 is payable to the Affiliate at December 31, 2013 in connection with this agreement. The Company also has a receivable from the Affiliate in the amount of $7,290, representing overpayments under the expense sharing agreement during 2013.

NOTE 4. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirements under SEC Rule 15c3-3.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which provides that aggregate indebtedness, as defined, shall not exceed fifteen times net capital (1500%), as defined. In addition, required minimum net capital is $5,000. At December 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 32% and net capital was $21,564, which exceeded required net capital by $16,564.

For the period January 23, 2013 to February 20, 2013, the Company did not comply with minimum net capital requirements. The Company gave notice required under Rule 17a-11(g) of the Securities and Exchange Commission to its Designated Examining Authority ("DEA") on February 20, 2013.

NOTE 6. SUBSEQUENT EVENTS

In connection with the preparation of the statement of financial condition of the Company as of December 31, 2013, events and transactions subsequent to December 31, 2013 through February 27, 2014, the date the statement of financial condition was available to be issued, have been evaluated by management for possible adjustment and/or disclosure. The Company has identified the following subsequent event requiring financial statement disclosure as a result of this evaluation:

On January 9, 2014, Plymouth Opportunity REIT, Inc. (the "REIT"), the Company's sole source of revenue since inception, terminated its Offering of common stock effective as of May 6, 2014. The Board of the REIT authorized the REIT's Advisor to negotiate an engagement letter with a nationally recognized investment bank for financial advisory services in connection with pursuing strategic alternatives for the REIT, including a possible listed public offering.

NOTE 7. OPERATIONS

The Company has had limited revenue from one source since the commencement of its operations, and may be dependent on capital contributions from its Members and/or additional sources of revenues to fund operations and comply with regulatory net capital requirements.